Ballard Power Systems Inc.

News Release

Ballard Signs LOI To Power 25 Clean Energy Hydrogen Fuel Cell Buses in Sao Paulo, Brazil

For Immediate Release – December 27, 2011

VANCOUVER, CANADA – Ballard Power Systems has signed a Letter of Intent (LOI) with The City of Sao Paulo, Brazil for 25 FCvelocityTM-HD6 fuel cell modules to power 25 buses in that city. Delivery of the modules is planned for 2012. A final agreement with The City of Sao Paulo is now in negotiation.

Silvano Pozzi, Ballard’s Director – Brazil Market Development said, “We are very pleased with The City of Sao Paulo’s intention to deploy an initial fleet of 25 clean energy buses.”

John Sheridan, the Company’s President and CEO added, “In combination with our recently announced supply agreement for 21 modules to power buses in Europe, this points to significant progress toward commercialization of zero-emission fuel cell buses in 2012.”

Brazil’s National Plan on Climate Change is a set of inter-ministerial programs designed to cut emissions in the transportation, forestry, industrial and energy sectors. Under the plan the Brazilian government has committed to significant use of zero-emission transit technology. Initiatives will be implemented during the lead-up to the 2014 World Cup and 2016 Summer Olympic Games being held in that country, and beyond.

Sao Paulo is Brazil’s largest city, generating significant emissions of particulate matter together with 3 million tons of greenhouse gases annually, 85% of which are created by vehicles. As a result, clean energy transportation is a high priority for the city, which has established a goal of reducing fossil fuel use within the bus fleet by at least 10% annually over the next several years.

Ballard’s sixth generation FCvelocityTM-HD6 fuel cell module features a control unit which interfaces with a system controller to make it a “plug-and-play” product for any fuel cell or hybrid fuel cell bus platform. The module also offers significant advances in durability, power density and fuel efficiency compared to earlier generation products.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products are based on proprietary esencia™ technology, ensuring incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated government funding, customer commitments and product shipments. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information
Public Relations: Guy McAree, +1.604.412.7919, media@ballard.com
Investor Relations: Lori Rozali, +1.604.412.3195, investors@ballard.com